UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ/MF: 90.400.888/0001-42

Publicly-Held Company with Authorized Capital

NIRE: 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or "Company") received on October 10, 2017 Official Letter 333/2017/CVM/SEP/GEA-1 ("Official Letter") with the following content:

"1. We refer to the Material Fact released on 10.10.2017 by Banco Santander SA, which contains material presented to analysts and investors at a meeting held on the same date in New York.

2. The aforementioned material is about the Bank's operations in the Brazilian market, including updated projections that were disclosed by Banco Santander (Brasil) S.A. in item 1.11 of its Reference Form.

3. In view of the foregoing, we request that you please clarify why you understood that Banco Santander (Brasil) S.A. should not disclose such information (translated) as Material Fact, in accordance with the provisions of CVM Instruction 358/02, article 2, sole paragraph, item XXI. (...) "

ANSWER:

In response to the Official Letter, Santander Brasil clarifies that:

(i)              we were informed that, according to the communication sent by Santander Spain to the Brazilian Securities and Exchange Commission (CVM) in response to Letter No. 334/2017/CVM/SEP/GEA-1, the presentation disclosed by Santander Spain on October 10 2017 is not a material fact of Santander Spain. Likewise, it is not a material fact of Santander Brasil;

(ii)             with respect to the information subject to such presentation disclosed by Santander Spain, the document referring to the Company and which was the object of the question does not bring any update of the projections initially disclosed by the Company in item 11.1 of its Reference Form. In this sense, the tables published on page 19 of the document repeat the expectations for 2018 disclosed by the Company in item 11.1. of its Reference Form, considering the information disclosed until the end of the first half of 2017, thus being an update of the status of Santander Brasil, without updating projections;

(iii)            as a good practice, Santander Brasil disclosed to its shareholders and the market, through its corporate website, the Portuguese and English versions of the presentation held at the event promoted by Santander Spain after its holding on October 10th .

São Paulo, October 11, 2017.

Angel Santodomingo

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 11, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer